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                                                                 EXHIBIT 2.2
                                   AGREEMENT


  In connection with that certain Asset Purchase Agreement dated May 5, 1995 (the "Agreement") between WESTERN MICRO TECHNOLOGY, INC., a California corporation ("Seller"), and REPTRON ELECTRONICS, INC., a Florida corporation ("Purchaser"), Purchaser will deposit into escrow (the "Escrow") at Closing a portion of the Purchase Price. The exact amount to be deposited in escrow is calculated pursuant to Section 1.6 of the Agreement. In connection with the establishment of the Escrow, the parties hereto and Bank of America, N.T. & S.A., as Escrow Agent, have entered into an Escrow Agreement dated as of the date hereof (the "Escrow Agreement"). Capitalized terms not defined herein shall have the meanings assigned to them in the Agreement or the Escrow Agreement, as applicable.

  The parties hereby wish to limit the amount to be deposited under the Escrow Agreement, provide a source other than the Escrow Agreement for satisfaction of Seller's indemnification for claims described in subparagraph A of Section 3.1(a) of the Agreement and to preserve for Purchaser and not expand for Seller the breadth of indemnification for claims described in both subparagraph A of
Section 3.1(a) of the Agreement and the Escrow Agreement as originally provided under the Agreement.

  In consideration of the covenants and agreements contained herein and for other good and sufficient consideration, receipt of which is hereby acknowledged, Purchaser and Seller agree to the following amendments to the
Agreement:

  1. Notwithstanding the formula described in Section 1.6 of the Agreement, the amount to be deposited in escrow shall be $1,000,000.

  2. For the purposes of Section 3.1(a) of the Agreement, Seller's maximum liability for indemnification under subparagraph (A) of Section 3.1(a) (other than claims brought for a breach or inaccuracy of a representation contained in
Section 2.1(a), (b) or (e) of the Agreement) shall be limited to $1,389,095. Purchaser's remedy for claims for which indemnification is provided under subparagraph (A) of Section 3.1(a) (other than claims brought for a breach or inaccuracy of a representation contained in Section 2.1(a), (b) or (e) of the Agreement) shall not be limited to the Escrow as is currently provided in the Agreement but shall be limited and asserted, if at all, as follows:

      a. First, the Purchaser shall proceed against the $1,000,000 deposited under the Escrow Agreement in accordance with the terms of the Escrow Agreement;

      b. Second, to the extent such claims exceed $1,000,000, the Purchaser may proceed directly against Seller to the same extent that
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         Purchaser would have been permitted to proceed against the Escrow if the money had been deposited in Escrow as originally agreed on May 5, 1995. Upon Purchaser's compliance with the terms of the Escrow Agreement as if Seller were the Escrow Agent by delivering all notices and documents to Seller that would otherwise have been directed to the Escrow Agent, Seller shall pay such excess claims immediately upon demand; provided, however, the amount of such claims as may be asserted against Seller may not exceed $389,095.

  3. Notwithstanding anything contained to the contrary in the Agreement or Escrow Agreement, if the items for which Purchaser is entitled to indemnity under Section 1 of the Escrow Agreement exceed $1,000,000, Purchaser shall be entitled to recover such excess amounts (in an amount not to exceed $389,095) directly from Seller as if such excess amounts were in the Escrow. Purchaser shall comply with all of the terms of the Escrow Agreement in making any such claims as if Seller was the Escrow Agent by directing all notices and documents to Seller that would otherwise have been directed to the Escrow Agent.

  4. Seller shall be entitled to sublease from Purchaser at Purchaser's pro rata cost approximately 50% of the premises at 12900 Saratoga Avenue, Saratoga, California, from the Date of Closing until August 25, 1995.

  5. All provisions of the Agreement and the Escrow Agreement not modified by the terms of this letter shall remain in full force and effect.

  Dated:  July 26, 1995

                                                  REPTRON ELECTRONICS, INC.


                                                  By  /s/ PAUL PLANTE
                                                      Vice President-Finance


                                                  WESTERN MICRO TECHNOLOGY, INC.


                                                  By  /s/ RONALD H. MABRY
                                                           President and
                                                       Chief Executive Officer